UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Commission file number 001-13913

WADDELL & REED FINANCIAL, INC.

401(K) AND THRIFT PLAN

(Full title of the Plan)

WADDELL & REED FINANCIAL, INC.

6300 Lamar Avenue
Overland Park, Kansas  66202
913-236-2000

(Name of issuer of securities held pursuant to the Plan)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Plan Administrators

Waddell & Reed Financial, Inc.

401(k) and Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of Waddell & Reed Financial, Inc. 401(k) and Thrift Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Waddell & Reed Financial, Inc. 401(k) and Thrift Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Kansas City, Missouri

May 28, 2004

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)                     Summary of Significant Accounting Policies

(a)                      Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan (the Plan).

The Plan allows contributions to be invested in Waddell & Reed Financial, Inc. Class A common stock and mutual fund shares of (i) Ivy Funds, Inc. (formerly W&R Funds, Inc.) and the Ivy Funds trust (collectively, the “Ivy Funds”), and (ii) the Waddell & Reed Advisors Group of Mutual Funds. Waddell and Reed Investment Management Company, a participating employer in the Plan, and Waddell & Reed Ivy Investment Company manage the Waddell & Reed Advisors Group of Mutual Funds and the Ivy Funds, respectively. Fiduciary Trust Company of New Hampshire serves as the trustee for the Plan.

The Plan had 1,392 and 1,376 participants at December 31, 2003 and 2002, respectively. At December 31, 2003, 272 of the 1,392 participants in the Plan are former employees who have elected not to withdraw from the Plan.

(b)                      Valuation of Securities

Investments in mutual fund shares are stated at net asset value based upon market quotations as of December 31, 2003 and 2002. Torchmark Corporation common stock and Waddell & Reed Financial, Inc. common stock are stated at market value based upon market quotations as of December 31, 2003 and 2002. Securities transactions are recorded on the trade date (the date the order to buy or sell is executed).

(c)                       Dividend Income

Dividend income is recorded on the ex-dividend date.

(d)                      Administrative Expenses

Administrative expenses are paid by the participating employers, which are listed in note 5.

(e)                       Forfeitures

Forfeitures are held by the Plan and are then used to reduce the employer's current year expense. Forfeitures used to reduce employer expenses were $3,525 and $3,391 for 2003 and 2002, respectively.

(f)                         Federal Income Taxes

The Plan received a favorable determination letter from the Internal Revenue Service, dated April 24, 2001, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code.

The plan administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(g)                      Use of Estimates

The plan administrator has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2)                     Description of Plan

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan is a defined contribution plan covering substantially all employees of Waddell & Reed Financial, Inc. and subsidiaries. The Plan complies with the provisions of the Employee Retirement Income Security Act of 1974, as amended. Plan administration is accomplished through a committee of three persons who have authority to arbitrate disputes and settle claims arising under the Plan.

(a)                      Contributions

In 2003, employees were allowed to make pretax and after-tax contributions to the Plan. Employees were allowed to contribute a maximum of 100% of eligible earnings to the Plan. Each eligible employee was allowed to make “matched contributions” ranging from 1% to 5% of eligible earnings to the 401(k) component of the Plan. The Plan provided for a matching employer contribution of 100% of the first 3% of the employee's contribution and a 50% match of the next 2% of the employee's contribution. Employees were allowed to make “unmatched contributions” to the 401(k) component of the Plan not to exceed 95% of eligible earnings. Each eligible employee was also allowed to make “unmatched contributions” ranging from 1% to 6% of eligible earnings to the thrift component (after-tax) of the Plan.

In 2002, employees were allowed to make pretax and after-tax contributions to the Plan. Employees were allowed to contribute a maximum of 56% of eligible earnings to the Plan. Each eligible employee was allowed to make “matched contributions” ranging from 1% to 5% of eligible earnings to the 401(k) component of the Plan. The Plan provided for a matching employer contribution of 100% of the first 3% of the employee's contribution and a 50% match of the next 2% of the employee's contribution. Employees were allowed to make “unmatched contributions” to the 401(k) component of the Plan not to exceed 45% of eligible earnings. Each eligible employee was also allowed to make “unmatched contributions” ranging from 1% to 6% of eligible earnings to the thrift component (after-tax) of the Plan.

Employees direct the investment of employee and employer matching contributions among investment options available under the Plan.

(b)                      Benefits

Employees are fully vested as to their own contributions. Prior to January 1, 1999, vesting in employer contributions was graduated to 100% after six years of employment. Effective January 1, 1999, all future employer matching contributions are fully vested at the time of the contribution. The vested portion of a participant's account balance is paid in a joint and 50% survivor annuity upon retirement, death, or other termination of employment, unless a participant chooses a lump-sum distribution. The nonvested portion of employer contributions made prior to January 1, 1999 is retained by the Plan until the separated participant incurs a “break in service,” at which time the remaining account balance is forfeited and applied to reduce the employer's expense.

In accordance with regulations of the Internal Revenue Service, in the event the Plan is terminated, all participants would immediately become fully vested in their employer contribution accounts and Plan assets would be distributed. Waddell & Reed Financial, Inc. has no current intentions to terminate the Plan.

(3)                     Acquisitions

On December 16, 2002, the business and assets of Mackenzie Investment Management Inc. (MIMI) were acquired by Waddell & Reed Financial, Inc. MIMI employees became eligible to participate in the Plan on January 1, 2003.

(4)                     Plan Investments

The following table presents the number of shares and fair value of Torchmark Corporation common stock; Waddell & Reed Financial, Inc. Class A common stock; and mutual fund investments as of December 31, 2003 and 2002. Investments that represent 5% or more of the Plan's net assets are separately identified.

December 31, 2003	Number of shares	Fair value

Torchmark Corporation common stock	46,315	$2,109,185
Waddell & Reed Financial, Inc. Class A common stock	348,311	8,171,376
Cash	—	367,383

Waddell & Reed Advisors Group of Mutual Funds shares:
Waddell & Reed Advisors Cash Management	6,133,192	6,133,192
Waddell & Reed Advisors Core Investment	1,905,037	9,868,089
Waddell & Reed Advisors International Growth	682,204	4,079,578
Waddell & Reed Advisors New Concepts	926,637	7,237,035
Waddell & Reed Advisors Science and Technology	655,932	6,041,136
Waddell & Reed Advisors Small Cap	330,918	4,295,313
Waddell & Reed Advisors Vanguard	545,873	4,508,911
Other Waddell & Reed Advisors Funds	2,544,192	14,979,658
Total Waddell & Reed Advisors Group of Mutual Funds shares		57,142,912

Ivy Funds shares (various funds)	512,481	6,456,327
Total investments		$74,247,183

December 31, 2002	Number of shares	Fair value

Torchmark Corporation common stock	63,888	$2,334,499
Waddell & Reed Financial, Inc. Class A common stock	351,693	6,920,084
Cash	—	321,242

Waddell & Reed Advisors Group of Mutual Funds shares:
Waddell & Reed Advisors Cash Management	7,006,276	7,006,276
Waddell & Reed Advisors Core Investment	2,004,106	8,898,229
Waddell & Reed Advisors International Growth	724,520	3,637,091
Waddell & Reed Advisors New Concepts	871,524	5,054,839
Waddell & Reed Advisors Science and Technology	627,917	4,364,025
Other Waddell & Reed Advisors Funds	3,003,338	17,352,192
Total Waddell & Reed Advisors Group of Mutual Funds shares		46,312,652

W&R Funds, Inc. shares (various funds)	319,746	3,159,338
Total investments		$59,047,815

During 2003 and 2002, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	2003	2002

Torchmark Corporation common stock	$459,908	(181,178)
Waddell & Reed Financial, Inc. Class A common stock	1,344,198	(4,031,049)

Waddell & Reed Advisors Group of Mutual Funds:
Accumulative	595,268	(733,201)
Asset Strategy	141,867	1,336
Bond	2,603	38,163
Continental Income	46,394	(34,853)
Core Investment	1,471,804	(2,625,829)
Dividend Income	22,386	—
Global Bond	172,010	(101,612)
Government Securities	(34,790)	59,000
High Income	86,201	(75,853)
International Growth	665,793	(835,011)
Limited-Term Bond	2,453	227
New Concepts	1,782,065	(2,003,165)
Retirement Shares	150,818	(149,584)
Science and Technology	1,458,851	(1,595,705)
Small Cap	1,063,794	(601,024)
Value	384,666	(261,638)
Vanguard	764,334	(496,952)
Total Waddell & Reed Advisors Group of Mutual Funds	8,776,517	(9,415,701)

Ivy Funds:
Asset Strategy	11,556	748
Core Equity	13,437	(20,566)
Cundill Global Value	22,118	—
European Opportunities	5,503	—
Global Natural Resources	49,448	—
High Income	9,942	(1,553)
International Balanced	85	—
International Growth	178,161	(122,670)
International Value	188	—
Large Cap Growth	111,460	(63,142)
Limited-Term Bond	(42)	518
Mid Cap Growth	36,282	(13,286)
Mortgage Securities	(9)	—
Pacific Opportunities	40,308	—
Real Estate Securities	(3)	—
Science and Technology	400,727	(397,508)
Small Cap Growth	405,224	(267,419)
Small Cap Value	65	—
Total Ivy Funds	1,284,450	(884,878)
Net appreciation (depreciation)	$11,865,073	(14,512,806)

(5)                     Contributions by Participants and Participating Employers

The contributions of each participating employer and its employees for the years ended December 31 are as follows:

	2003		2002
	Employee	Employer	Employee	Employer
Waddell & Reed Financial, Inc.	$98,767	45,732	74,350	40,348
Waddell & Reed, Inc.	3,238,550	1,330,084	3,139,924	1,335,950
Waddell & Reed Investment Management Company	787,296	399,176	766,402	404,492
Waddell & Reed Services Company	888,614	458,539	838,680	448,545
The Legend Group	302,325	147,824	295,338	148,695
Austin Calvert & Flavin, Inc.	173,285	112,886	176,179	121,384
	$5,488,837	2,494,241	5,290,873	2,499,414

(6)                     Related Party Transactions

Plan investments include shares of mutual funds managed by Waddell & Reed Investment Management Company and Waddell & Reed Ivy Investment Company, as well as shares of Class A common stock of Waddell & Reed Financial, Inc. Waddell & Reed Financial, Inc. and its affiliates are the sponsors, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest.

Schedule 1

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Schedule of Assets Held for Investment Purposes

December 31, 2003

Identity of issuer, borrower, lessor, or similar party		Description of investment		Current value
*	Cash		—	$367,383
	Torchmark Corporation	46,315	shares of common stock	2,109,185
*	Waddell & Reed Financial, Inc.	348,311	shares of Class A common stock	8,171,376
				10,647,944
*	Waddell & Reed Advisors Group of Mutual Funds	553,569	shares of Accumulative	3,183,021
*	Waddell & Reed Advisors Group of Mutual Funds	210,451	shares of Asset Strategy	1,447,903
*	Waddell & Reed Advisors Group of Mutual Funds	150,372	shares of Bond	978,922
*	Waddell & Reed Advisors Group of Mutual Funds	6,133,192	shares of Cash Management	6,133,192
*	Waddell & Reed Advisors Group of Mutual Funds	57,628	shares of Continental Income	401,091
*	Waddell & Reed Advisors Group of Mutual Funds	1,905,037	shares of Core Investment	9,868,089
*	Waddell & Reed Advisors Group of Mutual Funds	24,323	shares of Dividend Income	268,284
*	Waddell & Reed Advisors Group of Mutual Funds	796,875	shares of Global Bond	2,868,750
*	Waddell & Reed Advisors Group of Mutual Funds	263,409	shares of Government Securities	1,485,627
*	Waddell & Reed Advisors Group of Mutual Funds	148,614	shares of High Income	1,125,007
*	Waddell & Reed Advisors Group of Mutual Funds	682,204	shares of International Growth	4,079,578
*	Waddell & Reed Advisors Group of Mutual Funds	39,818	shares of Limited-Term Bond	405,349
*	Waddell & Reed Advisors Group of Mutual Funds	926,637	shares of New Concepts	7,237,035
*	Waddell & Reed Advisors Group of Mutual Funds	116,568	shares of Retirement Shares	760,025
*	Waddell & Reed Advisors Group of Mutual Funds	655,932	shares of Science and Technology	6,041,136
*	Waddell & Reed Advisors Group of Mutual Funds	330,918	shares of Small Cap	4,295,313
*	Waddell & Reed Advisors Group of Mutual Funds	182,565	shares of Value	2,055,679
*	Waddell & Reed Advisors Group of Mutual Funds	545,873	shares of Vanguard	4,508,911

	Total Waddell & Reed Advisors Group of Mutual Funds			57,142,912
*	Ivy Funds	11,156	shares of Asset Strategy	139,116
*	Ivy Funds	9,613	shares of Core Equity	81,710
*	Ivy Funds	26,047	shares of Cundill Global Value	296,941
*	Ivy Funds	4,032	shares of European Opportunities	80,196
*	Ivy Funds	20,642	shares of Global natural Resources	344,729
*	Ivy Funds	9,730	shares of High Income	85,916
*	Ivy Funds	244	shares of International Balance	3,085
*	Ivy Funds	78,974	shares of International Growth	875,820
*	Ivy Funds	551	shares of International Value	5,367
*	Ivy Funds	57,900	shares of Large Cap Growth	539,052
*	Ivy Funds	7,012	shares of Limited-Term Bond	72,995
*	Ivy Funds	25,157	shares of Mid Cap Growth	221,633
*	Ivy Funds	211	shares of Mortgage Securities	2,282
*	Ivy Funds	35,754	shares of Pacific Opportunities	326,431
*	Ivy Funds	3,567	shares of Real Estate Securities	54,075
*	Ivy Funds	90,330	shares of Science and Technology	1,750,587
*	Ivy Funds	129,261	shares of Small Cap Growth	1,539,503
*	Ivy Funds	2,300	shares of Small Cap Value	36,889
	Total Ivy Funds			6,456,327
	Total investments			$74,247,183

* Indicates party-in-interest investment.

See accompanying report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Overland Park, State of Kansas, on June 28, 2004.

WADDELL & REED FINANCIAL, INC.
401(K) AND THRIFT PLAN

By:	/s/ Daniel P. Connealy
Daniel P. Connealy, Member
Administrative Committee

By:	/s/ Michael D. Strohm
Michael D. Strohm, Member
Administrative Committee

By:	/s/ William D. Howey, Jr.
William D. Howey, Jr., Member
Administrative Committee